EXHIBIT 3.1

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

Certificate of Change filed Pursuant to NRS 78.209 For Nevada Profit Corporation

1. Name of Corporation.

Buscar Company

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

500,000,000 shares of Common Stock with a par value of $.00001 and 20,000,000 shares of Preferred Stock with a par value of $.00001

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

The Company be authorized to issue 500,000,000 shares of Common Stock with a par value of $.00001 and 20,000,000 shares of Preferred Stock with a par value of $.00001.

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

The change effects the Common Stock. The Company's outstanding shall be reduced by a ratio of 200 common shares to 1 common share.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

No fractional shares shall be issued. Each fractional share shall be rounded up to the nearest share.

7. Effective date and time of filing: (optional)

8. Signature: (required) X /s/ Anastasia Shishova, CEO

Signature of Officer